UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President - Executive Officer / CFO

To whom it may concern:

May 15, 2008

Company:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda, President & CEO
Head Office:	1-5-5, Otemachi, Chiyoda-ku, Tokyo
Code:	8411 (First Section of the Tokyo Stock Exchange and First Section of the Osaka Securities Exchange)

Abolishment of the Fractional Share System and Lowering of the Minimum Investment Amount

Mizuho Financial Group, Inc. (the “Company”) resolved the following proposals at the meeting of the Board of Directors held today.

(1)	Abolishment of the Fractional Share System:

The fractional share system will be abolished by the adoption of the unit share system concurrently with the allotment of shares or fractions of a share without consideration.

(2)	Lowering of the Minimum Investment Amount:

The current minimum investment amount with respect to the common stock of the Company will be lowered to one tenth (1/10) by reducing the number of shares constituting one (1) unit of shares.

* Both of the foregoing are expected to be implemented on January 4, 2009 (Sunday).

Description

1.	Abolishment of the Fractional Share System

(1)	Background

The fractional share system will be abolished because fractional shares will no longer be handled under the new “book-entry transfer system” after the implementation of the electronic share certificate system, which is scheduled to take effect in January 2009. Due to the shift to the book-entry transfer system, listed companies are required to dispose of their fractional shares by the day on which they simultaneously shift to the book-entry transfer system (January 5, 2009 (scheduled); the “Transition Date”).

(2)	Method of abolishing the fractional share system

In light of the aforementioned background, the Company will abolish the fractional share system by adopting the unit share system concurrently with the allotment of shares or fractions of a share without consideration, pursuant to the provisions of Article 88 of the “Law Concerning Adjustment and Coordination of Relevant Laws in Association with the Enforcement of the Company Law” (Law No. 87 of 2005, the “Adjustment Law”), thereby converting fractional shares to shares constituting less than one (1) unit, as set forth below, so that status as a holder of fractional shares will be maintained as status as a holder of shares constituting less than one (1) unit.

(i)	Allotment of shares or fractions of a share without consideration

(a)	Details of the allotment of shares or fractions of a share without consideration

The proposal concerning “Allotment of shares or fractions of a share without consideration” is planned to be submitted to the sixth (6th) ordinary general meeting of shareholders, scheduled to be held on June 26, 2008 (Thursday).

The allotment of shares or fractions of a share without consideration shall be conducted, with January 3, 2009 (Saturday), which is two (2) days prior to the Transition Date, being the record date, by allotting the same type of shares and fractions of a share respectively to the shareholders or the holders of fractional shares who are registered or recorded in the register of shareholders, the register of beneficial shareholders or the register of fractional shares as of the end of such record date, depending on the number of shares of common stock, shares of each class of preferred stock and fractional shares held by the shareholders and the holders of fractional shares, without any additional consideration, and such allotment will be made at the rate of 999 shares per one (1) share and 9.99 shares per every 0.01 of a share.

The effective date of the allotment of shares or fractions of a share without consideration shall be January 4, 2009 (Sunday), which is the day preceding the Transition Date.

Because the shareholder register manager is not open for business on January 3, 2009 (Saturday), which is two (2) days prior to the Transition Date, actual transfers of shares can be made only until December 30, 2008 (Tuesday). Therefore, trading of shares of the Company’s common stock on the Tokyo Stock Exchange and the Osaka Securities Exchange will be suspended from December 25, 2008 (Thursday) to December 30, 2008 (Tuesday).

(b)	Amendments to the Articles of Incorporation

The proposal concerning “Partial Amendment to the Articles of Incorporation, Etc.”, which includes the necessary amendments required due to the allotment of shares or fractions of a share without consideration, is planned to be submitted to the sixth (6th) ordinary general meeting of shareholders scheduled to be held on June 26, 2008 (Thursday). An announcement with respect to the proposed amendments to the Articles of Incorporation, etc., was separately made today.

(c)	Status of shares and fractions of a share to be allotted through the allotment of shares or fractions of a share without consideration

	Common stock (shares)	Eleventh Series of Class XI preferred stock (shares)	Thirteenth Series of Class XIII preferred stock (shares)
Total number of issued shares of the Company prior to the allotment of shares or fractions of a share without consideration	11,396,254.66	943,740	36,690

Number of shares and fractions of a share to be allotted through the allotment of shares or fractions of a share without consideration	11,384,858,405.34	942,796,260	36,653,310

Total number of issued shares of the Company after the allotment of shares or fractions of a share without consideration	11,396,254,660	943,740,000	36,690,000

(Note 1)	The total number of issued shares of the Company set forth above is the number as of April 30, 2008. In the case where the total number of issued shares changes before the record date of the allotment of shares or fractions of a share without consideration due to the request for acquisition of preferred stock or the cancellation of treasury stock, etc., the number of shares and fractions of a share to be allotted through the allotment of shares or fractions of a share without consideration and the total number of issued shares of the Company after the allotment of shares or fractions of a share without consideration will be changed accordingly.

(Note 2)	The company will not issue share certificates for the shares after the allotment of shares or fractions of a share without consideration because the Company will cease to be a company that issues paper share certificates on the Transition Date, due to the enforcement of the “Law for Partial Amendments to the Law Concerning Book-entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities” (Law No. 88 of 2004, the “Settlement Rationalization Law”).

(ii)	Adoption of the unit share system

(a)	Details of the unit share system

Subject to the effectiveness of the aforementioned allotment of shares or fractions of a share without consideration, the Company will adopt the unit share system. The number of shares constituting one (1) unit of shares at this stage shall be one thousand (1,000) with respect to common stock and each class of preferred stock pursuant to Article 88, Paragraph 5, Item 1 of the Adjustment Law.

(b)	Amendments to the Articles of Incorporation

The proposal concerning “Partial Amendment to the Articles of Incorporation, Etc.” required by the adoption of the unit share system is planned to be submitted to the sixth (6th) ordinary general meeting of shareholders, scheduled to be held on June 26, 2008 (Thursday). The announcement with respect to the proposed amendments to the Articles of Incorporation was separately made today.

2.	Lowering of the Minimum Investment Amount

(1)	Reason for lowering of the minimum investment amount

The Company believes that it is important to maintain high liquidity of its shares in the stock markets, to provide investment opportunities to a wider range of investors including individuals and to expand the shareholder demographic in order to improve its corporate value. The Company has determined to lower the minimum investment amount, taking advantage of the implementation of the electronic share certificate system, which is scheduled to take effect in January 2009, under which shareholders’ procedures in relation to the lowering of the minimum investment amount will be substantially reduced.

(2)	Details and method of lowering of the minimum investment amount

In order to lower the minimum investment amount to one-tenth (1/10) in conjunction with the adoption of the unit share system, the Company has resolved, at the meeting of the Board of Directors held today, to make an amendment to the Articles of Incorporation, with which the number of shares constituting one (1) unit of shares will be lowered from 1,000 to 100 pursuant to Article 195 of the Company Law, subject to the approval of the aforementioned proposals at the sixth (6th) ordinary general meeting of shareholders, and the day preceding the date the Settlement Rationalization Law becomes effective being the effective date. Therefore, the number of shares constituting one (1) unit of shares under Article 9 of the proposed amendments to the Articles of Incorporation, which is 1,000 by the application of Article 88, Paragraph 5, Item 1 of the Adjustment Law, will be 100, with respect to the common stock and each class of preferred stock, on the day preceding the date the Settlement Rationalization Law becomes effective.

With respect to the major changes caused by the abolishment of the fractional share system and the lowering of the minimum investment amount in accordance with 1 and 2 above, please see the attached Exhibit (Reference Information).

3.	Schedule of Subsequent Corporate Events (Proposal)

Date	Details
June 26, 2008 (Thursday)	The sixth (6th) ordinary general meeting of shareholders

Middle of November, 2008	Public notice of the record date of the allotment of shares or fractions of a share without consideration

From December 25, 2008 (Thursday) to December 30, 2008 (Tuesday)	Suspension of trading of shares of the Company’s common stock on the Tokyo Stock Exchange and the Osaka Securities Exchange

January 3, 2009 (Saturday)	Record date of the allotment of shares or fractions of a share without consideration (two days prior to the date Settlement Rationalization Law becomes effective)

January 4, 2009 (Sunday)

Effective date of the allotment of shares or fractions of a share without consideration (the day preceding the date Settlement Rationalization Law becomes effective)

Adoption of the unit share system, and implementation of the lowering of the minimum investment amount and public notice thereof (number of shares constituting one (1) unit of shares will be reduced from 1,000 to 100.)

January 5, 2009 (Monday)	Transition to a company that does not issue paper share certificates (the date the Settlement Rationalization Law becomes effective)

(Note 1)	The amendments to the Articles of Incorporation, etc., required by the abolishment of the fractional share system and the adoption of the unit share system are pursuant to Article 88, Paragraph 5 of the Adjustment Law and will not require a resolution of a general meeting of holders of any class of stock.

(Note 2)	The aforementioned Schedule is based on the assumption that the Settlement Rationalization Law becomes effective on January 5, 2009 (Monday), which is the date of effectiveness targeted by the business sector.

4.	Conversion Ratio of the American Depositary Receipts of the Company (the “ADRs”) to the Underlying Shares of the Common Stock of the Company (the “Common Shares”)

The ADRs are listed on the New York Stock Exchange. Subject to the effectiveness of the aforementioned allotment of shares or fractions of a share without consideration, the conversion ratio of the ADRs to the Common Shares will be changed as set forth below.

Current ratio:	1ADR = 0.002 Common Shares (500 ADRs = 1 Common Share)
Ratio after change:	1ADR = 2 Common Shares
First trading date after change:	January 5, 2009 (Monday) (U.S. Eastern Standard time) (scheduled)

Contact:
Mizuho Financial Group, Inc.
Public Relations Office
Corporate Communications
Tel: 81-3-5224-2026

This document is prepared in order to announce specific facts relating to “Abolishment of the Fractional Share System and Lowering of the Minimum Investment Amount” and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.

Major Changes Caused by the Abolishment of the Fractional Share System and Lowering of the Minimum Investment Amount

Common Stock & Preferred Stock

Reference

Current	On and after January 4, 2009 (Scheduled)

Number of Shares

MHFG

e.g.)
1 share of common stock
1 share of preferred stock

Allotment of shares will be made at the rate of 999 shares per 1 share without consideration (Allotment of shares or fractions of a share without consideration)

Number of shares held by shareholders will be increased 1,000 times.

MHFG

1,000 shares of common stock
1,000 shares of preferred stock

Amount of Dividends

e.g.)
- ¥10,000 per share of common stock
  ¥10,000 x 1 share = ¥10,000
- ¥20,000 per share of the Eleventh Series of preferred stock
  ¥20,000 x 1 share = ¥20,000

* The same shall apply to the Thirteenth Series of preferred stock.

As the number of shares increases 1,000 times, the amount of dividends per share will be 1/1,000.

Total amount of dividends received will not change.

- ¥10 per share of common stock
  ¥10 x 1,000 shares = ¥10,000
- ¥20 per share of the Eleventh Series of preferred stock
  ¥20 x 1,000 shares = ¥20,000

Common Stock

Trading unit on securities exchanges

Trading unit = 1 share

Adoption of the unit share system under which 1 unit consists of 100 shares

Trading unit on securities exchanges will be changed to 1 unit = 100 shares.

Trading unit = 1 unit (100 shares)

Minimum investment amount

e.g.)
- In the case where the share price is ¥500,000:
  ¥500,000 x 1 share = ¥500,000

The minimum investment amount will be changed due to the increase in the number of shares and the adoption of the unit share system as set forth above.

Minimum investment amount will be lowered to 1/10.

¥500 x 100 shares = ¥50,000

Preferred Stock

Acquisition price*

e.g.) In the case where the acquisition price is ¥500,000:

Acquisition price ¥500,000

To be adjusted as the number of shares increases 1,000 times.

Acquisition price will be lowered to 1/1,000.

Acquisition price ¥500

* The acquisition price of the Eleventh Series of preferred stock (which is equivalent to the conversion price under the pre-Commercial Code revision; the initial acquisition price is scheduled to be determined on June 9, 2008).

Number of shares of common stock to be delivered by request for acquisition

e.g.) In the case where a shareholder requests the acquisition of 100 shares of the current preferred stock and the acquisition price is ¥500,000:

200 shares of common stock

■Calculation formula

$$\frac{100 \text{ shares} \times ¥1,000,000}{¥500,000} = 200 \text{ shares}$$

To be adjusted as the number of shares of preferred stock, for which a request for acquisition will be made, increases 1,000 times.

Number of shares of common stock to be delivered will also increase 1,000 times.
Effect of a request for acquisition will not change.

200,000 shares of common stock

■Calculation formula

$$\frac{100,000 \text{ shares} \times ¥1,000}{¥500} = 200,000 \text{ shares}$$